UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) of the SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) of the SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____to_____

Commission File Number: 000-30406

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEALTHTRONICS, INC. AND SUBSIDIARIES 401 (k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEALTHTRONICS, INC.
1301 Capital of Texas Highway, Suite 200B
AUSTIN, TEXAS 78746

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits, December 31, 2007 and 2006

Statements of Changes in Net Assets Available for Benefits, Years
     Ended December 31, 2007 and 2006

Notes to Financial Statements

Supplemental Schedule- Assets Held for Investment Purposes at
     End of Year, December 31, 2007

Supplemental Schedule- Prohibited Transactions

Signatures

Page 1 2 3 4 12 13 14

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of the
HealthTronics, Inc. & Subsidiaries 401(k) Plan
Austin, TX

We have audited the accompanying statements of net assets available for benefits of the HealthTronics, Inc. & Subsidiaries 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and prohibited transactions as of December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2007 financial statements taken as a whole.

/s/PMB Helin Donovan, LLP

June 26, 2008

HEALTHTRONICS, INC & SUBSIDIARIES 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2007 and 2006

	December 31,
	2007	2006
ASSETS
Cash	$8,729	$--
Investments
Collective trust funds, at fair value	15,071,675	15,420,698
HealthTronics, Inc., at fair value	791,891	1,199,239
Loans to participants, at contract value	200,776	314,653
Money market	180,445	261,645

Total investments	16,244,787	17,196,235
Receivables
Employer contributions	104,079	424,558
Participants contributions	91,755	59,659

Total receivables	195,834	484,217

TOTAL ASSETS	16,449,350	17,680,452

LIABILITIES
Benefits payable	(130,196)	(261,645)
Operating payable	(36,535)	--

Net assets available for benefits at fair value	16,282,619	17,418,807

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive
investment contracts	54,075	1,207

NET ASSETS AVAILABLE FOR BENEFITS	$16,336,694	$17,420,014

See accompanying notes and independent auditors' report.

HEALTHTRONICS, INC & SUBSIDIARIES 401(k) PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Years Ended December 31, 2007 and 2006

	Years Ended December 31,
	2007	2006
ADDITIONS:
Additions to net assets attributable to:
Investment income
Net appreciation in fair value of investments	$776,537	$1,566,429
Interest	20,734	27,404

Total investment income	797,271	1,593,833
Contributions
Cash:
Employer	106,653	--
Participants	1,566,398	2,032,413
Rollover	124,747	19,738
Total contributions	1,797,798	2,052,151
Non-cash:
Employer stock	--	424,558

Total contributions	1,797,798	2,476,709

TOTAL ADDITIONS	2,595,069	4,070,542

DEDUCTIONS:
Deductions from net assets attributable to:
Benefits paid to participants	3,451,738	9,141,896
Administrative expenses	226,651	298,798

Total deductions	3,678,389	9,440,694
Net increase (decrease) in net assets	(1,083,320)	(5,370,152)

Net Assets Available for Benefits:
BEGINNING OF YEAR	17,420,014	22,790,166

END OF YEAR	$16,336,694	$17,420,014

See accompanying notes and independent auditors' report.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF PLAN

The following description of the HealthTronics, Inc. & Subsidiaries (“Company”) 401(k) Plan (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit-sharing plan with 401(k) option covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 100% of their eligible compensation or the maximum amount allowed by law (currently $15,500 for 2007) of pretax annual compensation, as defined in the Plan. This Plan also allows for catch-up contributions for participants over 50 years of age. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 13 collective trust funds and a Company stock fund as investment options for participants. Effective January 1, 2008 the Company stock fund is no longer eligible for new investment and may only be sold by participant written request of direction via website. The Company may elect to make a matching contribution equal to a discretionary percentage of the employee’s deferral contributions at the option of the Company’s Board of Directors. As of August 1, 2007, but effective January 1, 2007, the Company began to make a matching contribution of 50% of the employee contribution up to 6% of total compensation. The Company’s matching contribution is made in cash.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ non-vested accounts may be used to reduce future Company contributions.

Participant Loans

Participants may borrow from their fund account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the market rate as of the date of the loan. All Plan loans must be repaid in 5 years, except those that are used for the purchase of a principal residence in which case the loan can be extended for 30 years. In most cases repayment of the loan will be made ratably through after-tax payroll deductions.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF PLAN (Continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their account plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after four years (previously was five years) of credited service summarized as follows:

Number of Completed Years of Service	Vesting Percentage
Less than 1 year 1 years, less than 2 years 2 years, less than 3 years 3 years, less than 4 years 4 years	0% 25% 50% 75% 100%

Payment of Benefits

Benefits become available to participants on the earliest of four events: (1) termination of employment, (2) death of the participant (benefits are payable to the participants spouse or beneficiary), (3) retirement of the participant, or (4) disability of the participant.

Upon termination of employment, benefits are paid in a lump sum within approximately 90-days if the participant’s vested account balance is less than $1,000. If the participant’s account balance exceeds $1,000, the participant may choose to keep the funds in the Plan, request a direct rollover to another qualified plan, or take a lump sum distribution.

On termination of service due to death prior to retirement, 100% of the Company contributions become immediately vested. The account balance may be paid to the participant’s spouse or beneficiary in a lump sum.

On termination of service due to retirement after age 65, 100% of the Company contributions become immediately vested. The account balance may be paid to the participant in a lump sum or periodic installments. However, should a participant reach age 65 and not elect to terminate employment, the participant can take an in-service distribution from the vested account balance.

If the participant becomes disabled and is eligible for Social Security disability benefits, or is determined disabled by a physician selected by the Plan Administrator, the full value of the participant’s account becomes 100% vested. Distributions are only available if the participant terminates with the Employer.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF PLAN (Continued)

Forfeited Accounts

The outstanding balance of forfeited non-vested contributions totaled $531 and $310,658 at December 31, 2007 and 2006, respectively. Forfeitures may be used to reduce future expenses or contributions to be paid by the Company. For the years ended December 31, 2007 and 2006, approximately $372,000 and $32,000, respectively, were used to offset employer contributions and expenses.

Distributions During Employment

As a general rule, participant’s contributions will remain in the Plan as long as the participant remains employed by the Company. The Plan does provide exceptions to this rule for withdrawals of the participant’s contributions under certain circumstances (subject to the satisfaction of the Plan Administrator) that include the following:

• • • •	Medical expenses, Purchase of a principal residence, Post secondary education for participant or their dependents, To prevent eviction from or foreclosure on the participant’s principal residence.

Plan Expenses

In accordance with Plan provisions, the Company incurs most of the costs associated with the Plan. Employees of the Company perform certain administrative functions with no compensation from the Plan. The Plan pays administrative expenses as reflected in the accompanying financial statements. During 2007 and 2006, the Company paid approximately $32,000 each year for administrative fees.

The primary Plan investments are collective trust funds, which apply an investment management fee to the assets. The fee was $226,651 and $298,798 for 2007 and 2006, respectively, and was included as administration expenses on the accompanying statements of changes in net assets available for benefits. These fees are charged to the individual participants account balances based on each participants share of the collective trust funds fees incurred. These fees are comparable to mutual fund expense fees that are typically deducted from the mutual funds prior to determination of the funds return.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. These requirements are effective for financial statements issued for periods ending after December 15, 2006. The provisions of FSP AAG INV-1 and SOP 94-4-1 have been retroactively applied to the statement of net assets available for benefits presented as of December 31, 2005, as required.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Collective trust funds are valued based on the market value of the underlying securities. Shares of the Company’s common stock are valued at quoted market prices. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when the distribution has been authorized and the participants’ investments have been converted into cash and cash equivalents. At December 31, 2007 and 2006, the Plan had benefits payable of $130,196 and $261,645, respectively.

Contributions

Contributions from the participants’ and employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan Administrator.

Reclassifications

Certain prior year amounts have been reclassified to conform to the December 31, 2007 presentation.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements

In September, 2006, the FASB issued FAS No. 157, Fair Value Measurements (“FAS 157”), which provides guidance for using fair value to measure assets and liabilities, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of FAS 157 is not expected to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits, however, additional disclosures may be required to describe the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of operations for a fiscal period.

NOTE C—NONPARTICIPANT-DIRECTED INVESTMENTS

At December 31, 2007 and 2006, the Plan had a receivable from the Company in the amount of $104,079 and $424,558, respectively. In 2006 the Company’s matching contributions were made in Company stock (which is publicly traded under the symbol HTRN on the NASDAQ market). The 2006 receivable represents the Company’s cost basis in these shares acquired for contribution to the Plan. In February 2006, the Company contributed 45,169 shares of its common stock in payment of that receivable. Those shares had a fair market value of $301,277 on December 31, 2006. In 2007, the Company changed the matching contribution from matching in company stock to a cash matching program. The matching contributions are made semi-monthly. The receivable at December 31, 2007 was paid on January 8, 2008.

Once the employer matching contribution is made, the participant has authority to direct their portion of the cash. Effective January 1, 2008 employer stock may be sold only to allocate among the collective trust portfolios, no additional HTRN Common Stock shares may be purchased inside the plan. Participants direct all of their investments. There are no non participant-directed investments at December 31, 2007 and 2006.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE D—INVESTMENTS

The following presents investments that are 5% or more of the Plan’s net assets at December 31, 2007 and 2006:

	December 31,
	2007		2006
Collective Trust Funds, at Fair Value
S&P 500 Index Portfolio	$1,338,152		$1,401,868
GIC Portfolio	$3,218,758	*	$4,021,739	*
Balanced Portfolio	$918,882		$1,025,417
International Growth Portfolio	$1,696,752		$1,391,088
Large Company Value Portfolio	$1,899,091		$1,948,049
Intermediate Fixed Income Portfolio	$1,306,911		$1,160,974
Large Company Domestic Growth Portfolio	$1,853,906		$1,703,745
Small Company Value Portfolio	$820,370		$912,191
Employer Stock
HealthTronics, Inc. common stock (HTRN)	$791,891		$1,199,239

* This amount represents contract value for this investment.

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $776,537 and $1,566,429 and respectively, as follows:

	2007	2006
Investment Type

Collective trust and mutual funds	$1,220,845	$1,836,572
HTRN common stock	(444,308)	(270,143)

Total	$776,537	$1,566,429

NOTE E—RELATED PARTY TRANSACTIONS

The Plan invests in shares of collective trust funds managed by UBS Fiduciary Trust Company. (“UBS”), formerly known as PW Trust. UBS acts as Trustee for only those investments defined by the Plan. UBS is an affiliate of UBS/Paine Webber. Transactions in such investments qualify as party-in-interest transactions, and are exempt from the prohibited transaction rules.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE F—RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial
statements	$16,336,694	$17,420,014
Less: Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(54,075)	(1,207)

Net assets available for benefits per the Form 5500	$16,282,619	$17,418,807

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	December 31,
	2007	2006
Total investment income per the financial statements	$797,271	$1,593,833
Less: Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(52,868)	(1,207)

Total investment income per the Form 5500	$744,403	$1,592,626

NOTE G—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

NOTE H—TAX STATUS

The plan obtained its latest determination letter, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s third party administrator believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan’s financial statements.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE I—FIDELITY BOND

The plan was covered by a $2,000,000 fidelity bond during 2007 and 2006.

NOTE J-PLAN MERGERS

There were no assets transferred into the plan as a result of mergers in 2007 or 2006.

NOTE K-PARTIAL PLAN TERMINATION

On August 1, 2006 HealthTronics, Inc. announced the sale of the Specialty Vehicles division to OshKosh Truck Corp. The sale of the Specialty Vehicles division resulted in a partial plan termination of the Plan in which affected participants became 100% vested.

NOTE L-PROHIBITED TRANSACTIONS

During 2007, the company failed to remit certain participant contributions in a timely manner. The company identified 14 instances for a total of $915,297 where participant contributions were remitted to the Plan in violation of Department of Labor (DOL) regulations. The Company intends to enter into the DOL Voluntary Correction Program. The Company estimated the amount of corrective payments due to the Plan and determined that the amount is immaterial.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN Supplemental Schedule-Assets Held for Investment Purposes at End of Year December 31, 2007

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Collective Trust Funds
	UBS Fiduciary Trust Portfolio
*	Small Company Growth	Common or Collective Trust;	4,279.557 Units	$364,897	$477,973
*	UBS GIC	Common or Collective Trust;	97,177.850 Units	2,828,007	3,164,683
*	UBS Large Co Value	Common or Collective Trust;	20,879.986 Units	1,301,602	1,899,091
*	UBS Intermediate Fixed Income	Common or Collective Trust;	37,304.078 Units	1,155,931	1,306,911
*	UBS Balanced	Common or Collective Trust;	17,588.484 Units	746,253	918,882
*	UBS International Growth	Common or Collective Trust;	67,827.967 Units	1,043,432	1,696,752
*	UBS S&P 500	Common or Collective Trust;	70,027.322 Units	975,279	1,338,152
*	UBS Small Co Value	Common or Collective Trust;	22,617.362 Units	605,806	820,370
*	UBS Fixed Income Index	Common or Collective Trust;	10,250.769 Units	152,833	170,983
*	UBS Mid Cap Growth	Common or Collective Trust;	48,597.527 Units	442,363	601,245
*	UBS Lg Co Domestic Growth	Common or Collective Trust;	299,034.677 Units	1,559,910	1,853,906
*	UBS International Value	Common or Collective Trust;	10,251.669 Units	254,010	277,990
*	UBS Mid Fundamental Value	Common or Collective Trust;	50,629.570 Units	603,807	544,737

*	Money Market	Money Market Portfolio		180,445	180,445

	Employer Stock
*	HealthTronics, Inc. common stock	Employer Securities	172,229 shares	1,382,928	791,891
	(NASDAQ-HTRN)

*	Participant Loans		5.25% to 10.50%		200,776

				$13,597,503	$16,244,787

(a)	Party in interest, if any identify by *.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN Supplemental Schedule – Prohibited Transactions December 31, 2007

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contribution Transferred Late to Plan	Contributions Not Corrected	Contribution Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$915,297	-	-	$915,297	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTHTRONICS, INC. AND SUBSIDIARIES 401 (K) PLAN

By: Plan Administrator of the HealthTronics, Inc. and Subsidiaries 401(K) Plan

Date: June 24, 2008	By: /s/ Ross A. Goolsby Ross A. Goolsby Plan Administrator